EXHIBIT 99.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended		Six Months Ended
(Dollars in millions)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Earnings:
Income/(loss) before assessments	$40	$187	$134	$354
Fixed charges	176	254	577	841
Total earnings	$216	$441	$711	$1,195
Fixed charges:
Interest expense	$176	$254	$576	$840
Estimated rental expense based on an interest factor	—	—	1	1
Total fixed charges	$176	$254	$577	$841
Ratio of earnings to fixed charges	1.23	1.74	1.23	1.42